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Exhibit 99.1

MATERIAL CHANGE REPORT

Pursuant to

Section 85(1) of the Securities Act (British Columbia)
Section 146(1) of the Securities Act (Alberta)
Section 84(1) of the Securities Act (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 73 of the Securities Act (Quebec)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

1.     Reporting Issuer

  Norbord Inc. ("Norbord")
  Suite 600
  1 Toronto Street
  Toronto, Ontario
  M5C 2W4

2.     Date of Material Change

  September 30th, 2004

3.     Press Release

  The press release reporting the material change was issued by Norbord on October 1st, 2004 in Toronto through the Canadian Timely Disclosure Network of Canada NewsWire.

4.     Summary of Material Change

  Completion of a 50 million Euro (US$60 million) acquisition of an oriented strand board (OSB) and particleboard mill in Genk, Belgium by Norbord Inc.

5.     Full Description of Material Change

  Refer to the press release of Norbord dated October 1st, 2004 which is attached to this report and being filed herewith.

6.     Reliance on Section 75(3) of the Act

  Not Applicable

7.     Omitted Information

  Not applicable.

8.     Senior Officers

  John Tremayne
  Executive Vice-President & Chief Financial Officer
  416-643-8850

9.     Statement of Senior Officer

  The foregoing accurately discloses the material change referred to herein.

  SIGNED this 7th day of October, 2004 at Toronto, Ontario.

NORBORD INC.
Per:	/s/ JOHN TREMAYNE John Tremayne Executive Vice-President & Chief Financial Officer

NEWS RELEASE

For immediate release

NORBORD FINALIZES EUROPEAN PANEL ACQUISITION

TORONTO, ON (September 30, 2004) — Norbord Inc. announced today it has completed a 50 million Euro (US$60 million) acquisition of an oriented strand board (OSB) and particleboard facility at Genk, Belgium.

The acquisition, announced on June 22, will position Norbord as the second largest producer of OSB in Europe with about 20 per cent market share. Norbord is also the second largest producer of OSB in the United States.

The Genk plant will increase Norbord's annual European sales by 35 per cent. The operation will be integrated with Norbord's existing European panel business in the United Kingdom.

The mill is located about 100 kilometres east of Brussels and is well situated to serve and expand Norbord's panelboard customers in the Benelux countries, Germany and Scandinavia.

"The Belgium operation represents a strategic and timely opportunity to expand our presence on the Continent. It will provide Norbord with significant economies of scale and the potential to increase the mill's OSB production output," said Norbord President and Chief Executive Officer Barrie Shineton.

Mr. Shineton said the Company intends to invest a further 13 million Euros to improve the site's efficiencies and implement environmental improvements.

The mill currently has annual production capacity of 230,000 cubic metres of OSB and 300,000 cubic metres of particleboard. It employs approximately 240 people.

Norbord Inc. Suite 500 1 Toronto Street Toronto, Ontario M5C 2W4	Telephone Number: (416) 365-0705 Fax (416) 365-3292 www.norbord.com

Norbord is an international producer of wood panels with 16 mills and approximately 3,000 employees in Canada, the United States and Europe. The Company's European panel business now consists of four manufacturing plants producing OSB, particleboard, medium density fibreboard, and furniture components. Altogether, its European panel business makes up more than 30 per cent of Norbord's total assets.

Norbord is publicly listed on the Toronto Stock Exchange under the ticker symbol: NBD.

Contact:

Charles Gordon Vice President, Corporate Affairs (416) 643-8836 charles.gordon@norbord.com
	Norbord Inc. Suite 500 1 Toronto Street Toronto, Ontario M5C 2W4	Telephone Number: (416) 365-0705 Fax (416) 365-3292 www.norbord.com

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Exhibit 99.1
MATERIAL CHANGE REPORT